SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2007

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No        X

News Release	November 29, 2007 at 08.30 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso further curtails production in Wood Products

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that as already announced in connection with the Group’s third quarter 2007 results, market conditions remain difficult in Wood Products due to the temporary oversupply and high inventories in its main markets. Deliveries and prices for wood products are depressed, so the profitability of this segment in the fourth quarter of 2007 is expected to be significantly lower than in the fourth quarter of 2006.

In response to these conditions, Stora Enso is now further increasing its curtailments of production of sawnwood and glue-laminated posts and beams in Austria, the Baltic States and Finland in the fourth quarter of 2007 and early 2008. The target temporary curtailment is about 120 000 m3 in glue-laminated products and about 500 000 m3 in mainly whitewood sawnwood.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

www.storaenso.com

www.storaenso.com/investors

Stora Enso is an integrated paper, packaging and forest products company producing newsprint, magazine paper, fine paper, consumer board, industrial packaging and wood products. Stora Enso’s sales totalled EUR 14.6 billion in 2006. The Group has some 44 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.5 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2007	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President, Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen General Counsel